Exhibit 3.8
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
ATTUNE FOODS, LLC
THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the “Amended and Restated Limited Liability Company Agreement”) is made and entered into as of the 9 day of May, 2013, by Post Holdings, Inc., a Missouri corporation, the sole member (the “Member”).
1.Attune Foods, LLC, formerly known as Post Acquisition Sub I, LLC, (the “Company”) was formed on April 18, 2013, as a limited liability company under the Delaware Limited Liability Company Act and, as required thereunder, does hereby adopt this Amended and Restated Limited Liability Company Agreement as the Amended and Restated Limited Liability Company Agreement of the Company.
2.The vote, action, decision or consent of the sole Member shall constitute a valid decision of the Member and the Company.
3.The decisions and actions of the Member shall be carried out by the sole Member and/or individuals (the “Individuals”) granted authority to act on behalf of the sole Member, pursuant to resolutions, from time to time, adopted by the Member.
4.The duration of the Company shall be perpetual.
5.The Member’s capital contribution to the capital of the Company for the Member’s interest in the Company shall be reflected on the books and records of the Company.
6.(a) The Member and the Individuals and their respective affiliates, stockholders, members, managers, directors, officers, partners, employees, agents and representatives (individually, an “Indemnitee”) shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of such Indemnitee’s status as any of the foregoing, which relates to or arises out of the Company, its assets, business or affairs, if in each of the foregoing cases (i) the Indemnitee acted in good faith and in a manner such Indemnitee believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe such Indemnitee’s conduct was unlawful, and (ii) the Indemnitee’s conduct did not constitute gross negligence or willful or wanton misconduct. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified in (i) or (ii) above. Any indemnification pursuant to this Section 6 shall be made only out of the assets of the Company and the Member shall not have any personal liability on account thereof.
(b)     Expenses (including reasonable legal fees) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding described in the foregoing paragraph may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, in the discretion of the Member, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 6.
(c)     The indemnification and advancement of expenses set forth in this Section 6 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, the Company’s articles of organization, this Amended and Restated Limited Liability Company

Agreement, any other agreement, a vote of the Member, a policy of insurance or otherwise, and shall not limit in any way any right which the Company may have to make additional indemnifications with respect to the same or different persons or classes of persons, as determined by the Member. The indemnification and advancement of expenses set forth in this Section 6 shall continue as to a person or entity who has ceased to hold the position giving rise to such indemnification and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of such a person or entity.
(d)     The Company may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against an Indemnitee and incurred by an Indemnitee in such capacity, or arising out of such Indemnitee’s status as aforesaid, whether or not the Company would have the power to indemnify such Indemnitee against such liability under this Section 6.
(e)     In the event that an amendment to this Amended and Restated Limited Liability Company Agreement reduces or eliminates any Indemnitee’s right to indemnification pursuant to this Section 6, such amendment shall not be effective with respect to any Indemnitee’s right to indemnification that accrued prior to the date of such amendment. For purposes of this Section 6, a right to indemnification shall accrue as of the date of the event underlying the claim that gives rise to such right to indemnification. All calculations of claims and the amount of indemnification to which any Indemnitee is entitled under this Section 6 shall be made (i) giving effect to the tax consequences of any such claim and (ii) after deduction of all proceeds of insurance net of retroactive premiums and self-insurance retention recoverable by the Indemnitee with respect to such claims.
7.Pursuant to existing law, the Company will be disregarded for federal and state income tax purposes. The admission of one or more additional Members, however, will cause the Company to be recognized for tax purposes, and to be taxed, as a partnership.
8.Upon an “event of withdrawal” (as defined in the Act) of the Member or upon the occurrence of any other event which terminates the continued membership of the Member in the Company, the Company shall not be dissolved, and the business of the Company shall continue. The Member hereby specifically consents to such continuation of the business of the Company upon any event of withdrawal of the Member. The Member’s legal representative, assignee or successor shall automatically become an assignee of the Member’s interest and shall automatically become a substitute Member in place of the withdrawn Member.
9.This Amended and Restated Limited Liability Company Agreement replaces any prior limited liability company agreement of the Company.
IN WITNESS WHEREOF, the Member has caused this Amended and Restated Limited Liability Company Agreement to be duly executed as of the date first written above.

POST HOLDINGS, INC., SOLE MEMBER

By:	/s/ Diedre J. Gray
Diedre J. Gray, Secretary

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